

06005651

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-53577
FIRM ID #117008

MAR 0 1 2006

K9
3/23

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2005__ AND ENDING __December 31, 2005__
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
XSG Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do no use P.O. Box No.)

9 Executive Circle, Suite 190
                       (No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward Lyons   (949) 567-1606
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wright Ford Young & Co.
(Name – if individual, state last, first, middle name)

16140 Sand Canyon Avenue	Irvine	CA	92618
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 6 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

> Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

XSG CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005

XSG CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005

TABLE OF CONTENTS

Wright Ford Young & Co.

Certified Public Accountants and Consultants, Inc.

INDEPENDENT AUDITORS' REPORT

February 24, 2006

To the Board of Directors
XSG Corporate Finance, LLC
Irvine, California

We have audited the accompanying statement of financial condition of XSG Corporate Finance, LLC as of December 31, 2005, and the related statements of operations, changes in member's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XSG Corporate Finance, LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WRIGHT FORD YOUNG & CO.

16140 Sand Canyon Avenue, Second Floor • Irvine, California 92618 • (949) 910-CPAS (2727) • Fax (949) 910-2728

XSG CORPORATE FINANCE, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

ASSETS:

Cash, including certificate of deposit maturing on January 17, 2006 of $10,237	$ 27,064
Prepaid expenses	2,931
Total assets	$ 29,995

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable	$ 1,308
Due to affiliates	8,173
Total liabilities	9,481
MEMBER'S EQUITY	20,514
Total liabilities and member's equity	$ 29,995

See independent auditors' report and notes to financial statements.

XSG CORPORATE FINANCE, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Interest income	$ 300
OPERATING EXPENSES:	
Professional fees	19,365
Regulatory fees	2,665
Licenses and registration fees	3,664
Other	3,353
Total operating expenses	29,047
Net loss	$ (28,747)

XSG CORPORATE FINANCE, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

BALANCE, January 1, 2005	$ 19,261
Net loss	(28,747)
Capital contributions	30,000
BALANCE, December 31, 2005	$ 20,514

See independent auditors' report and notes to financial statements.

4

XSG CORPORATE FINANCE, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (28,747)
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	(1,465)
Accounts payable	808
Due to affiliates	900
Net cash used in operating activities	(28,504)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member contributions	30,000
Net cash provided by financing activities	30,000
Net increase in cash	1,496
CASH, December 31, 2004	25,568
CASH, December 31, 2005	$ 27,064
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the period for:	
Interest	$ -
Income taxes	$ -

See independent auditors' report and notes to financial statements.

XSG CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. ### ORGANIZATION AND NATURE OF BUSINESS

XSG Corporate Finance, LLC (the Company) is a licensed broker-dealer in California, Illinois, New York and Texas and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a California Limited Liability Company that is wholly-owned by XRoads Solutions Group, LLC (the Parent).

The Company provides financial advisory services to its clients and on their behalf engages in transactional advisory services and private placement of debt and equity securities with institutional capital sources.

2. ### SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The Company is a single member LLC and is included in the tax filings of its owner, XRoads Solutions Group, LLC. There are no income taxes as they are the responsibility of the Parent. The Parent is responsible for paying all operating expenses and payroll.

Cash and Cash Equivalents

The Company considers all short-term investments, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value as cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. ### NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $17,583, which was $12,583 in excess of the required minimum. The Company's ratio of aggregate indebtedness to net capital was .54 to 1.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Supplementary Information

XSG CORPORATE FINANCE, LLC

SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2005

Aggregate indebtedness	$ 9,481
Net capital:	
Total member's equity	$ 20,514
Subtract:	
Non-allowable assets	2,931
Net capital	17,583
Minimum net capital required	5,000
Excess net capital	$ 12,583
Net capital less 10% of aggregate indebtedness	$ 16,635
Ratio of aggregate indebtedness to net capital	0.54 to 1

Statement Pursuant to Paragraph (d) – (4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by XSG Corporate Finance, LLC and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date.

AFFIRMATION

I, Edward Lyons, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to XSG Corporate Finance, LLC for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Edward Lyons,
Controller

Date: _____2/28/06_____

State of California, County of Orange. Subscribed and sworn (or affirmed) to before me this day of Feb 28, 2006.



CARLA F. COOPER
Comm. # 1483644
NOTARY PUBLIC - CALIFORNIA
Orange County
My Comm. Expires APRIL 15, 2008

8

Wright Ford Young & Co.

Certified Public Accountants and Consultants, Inc.

February 24, 2006

To the Board of Directors
XSG Corporate Finance, LLC
Irvine, California

In planning and performing our audit of the financial statements of XSG Corporate Finance, LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

WRIGHT FORD YOUNG & CO.